CPI INTERNATIONAL, INC.

March 24, 2010

VIA OVERNIGHT COURIER & EDGAR

Jay Mumford, Esq.
Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549

Re:	CPI International, Inc.
Form 10-K for Fiscal Year Ended October 2, 2009
Filed December 10, 2009
File 000-51928

Dear Mr. Mumford:

This letter is the response of CPI International, Inc., a Delaware corporation (the "Company"), to the comments of the Staff of the Securities and Exchange Commission (the "Commission") set forth in your letter dated March 12, 2010.  That letter commented on the Company's above captioned Form 10-K filed with the Commission on December 10, 2009 (the "Form 10-K").

For reference purposes, the relevant Staff comments have been reproduced below, followed by the Company's response.  We appreciate the time and effort that the Staff has dedicated to reviewing our disclosures.

Exhibits

1.           We note your response to our prior comment 2.  However, it is unclear how Item 601(b)(10) allows you to omit certain schedules or exhibits which you believe to be immaterial to investors.  Please file as an exhibit the entire agreement including all exhibits and schedules included with the original agreement.  To the extent you seek to keep certain information confidential you may wish to file a confidential treatment request pursuant to rule 24b-2 of the Exchange Act.  For guidance on submitting such a request, please refer to Staff Legal Bulletin No 1. available on our website at www.sec.gov.  Select "Corporation Finance." then select "Compliance and Disclosure Interpretations" and then select "Confidential Treatment Requests."

We acknowledge the Staff's comment, and will file as exhibits the entire agreements including all exhibits and schedules included with the original agreements.

We hope that the foregoing has been responsive to the Staff’s comments.  In connection with the Company's response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact the undersigned at (650) 846-3096 or Rick Wirthlin of Irell & Manella LLP, our counsel, at (310) 203-7586.

Sincerely,

/s/ JOEL LITTMAN
Joel Littman
Chief Financial Officer
CPI International, Inc.

cc:

Mr. Louis Rambo, Securities and Exchange Commission
Mr. O. Joe Caldarelli, Chief Executive Officer, CPI International, Inc.
Mr. Ron Saflor, CPI International, Inc.
Richard C. Wirthlin, Esq., Irell & Manella LLP